Exhibit 1.2
Amendment dated August 18, 2009 to
Dealer Manager Agreement (the “Agreement”) dated May 21, 2009 between Realty Capital Securities, LLC (the “Dealer Manager”) and
Grubb & Ellis Healthcare REIT, Inc. (the “Company”)
          WHEREAS, the parties desire to amend certain provisions of the Agreement as hereinafter provided:
     1. Paragraph 5.1 is amended by adding at the end of such paragraph the following:
“Any bona fide due diligence expenses shall be reimbursed only after the Dealer Manager or Dealer has provided a detailed and itemized invoice for such expenses to the Company”;
     2. Paragraph 5.4 is amended to provide that the following language shall be added after “Offering in the aggregate” in such paragraph:
“(excluding any proceeds received from sales of Shares pursuant to the Company’s DRP)”.
     3. The following new paragraphs are added as paragraph 23 and paragraph 24:
          “23. Liquidity Disclosure. The Company shall include in its Registration Statement and Prospectus pertinent facts regarding whether the Company’s sponsor, if applicable, has offered prior programs or REITs in which the offering materials disclosed a date or time period at which such programs or REITs might be liquidated, and whether the prior programs or REITs in fact liquidated on or around that date of during the time period.
          24. Valuation Compliance. The Company shall comply with the valuation requirements for customer account statements as required pursuant to FINRA Rule 2310(b)(5).”
     4. Non-Cash Compensation. The following paragraph is added to Section 5 of the Agreement:
          “5.5 Non-Cash Compensation. The Dealer Manager shall comply with the restrictions on non-cash compensation included in FINRA Rule 2310(c)(2).”

     EXCEPT AS MODIFIED AND AMENDED HEREIN, the Agreement remains in full force and effect.

Grubb & Ellis Healthcare REIT, Inc.
By:	/s/ Scott D. Peters

Realty Capital Securities, LLC
By:	/s/ Louise H. Quarto